INVEST IN **BEYOND IMAGINATION**

One of The World's Most Advanced Humanoid Robots


IMAGINATION, INC.

beomni.ai Los Angeles CA

B2B Hardware B2C AI Moonshots

LEAD INVESTOR

Josh Feder

Beyond Imagination is building robots that bring people together and make our families and our workforce safer, happier, and more productive. People love BEOMNI, who can bring us to remote places as if we are there, and learn skills to help us care for others as well as accomplish physical tasks. Think of it: you can visit a loved one far away and play cards and chat, or work on on the outside of a space station without danger to yourself or others. There are so many places where BEOMNI can work with us - everywhere we want to be. Join me as we lead the world into the future. - Josh Feder, MD

Invested $25,000 this round

Highlights

1. Our revolutionary AI-powered humanoid robot can autonomously perform technically skilled tasks.
2. We have a mighty team. Ray Kurzweil, Dean Kamen, Tony Robbins, Harry Kloor...
3. We are building on $350 million-plus in technology from our team.
4. We just received our 8th US patent on our technologies
5. We are partnering with Cobotic Surgical, Inc. to bring "CoboTech" assistants to operating rooms
6. Our breakthrough Omni-Purpose AI Brain mirrors the human mind and learns via its remote human pilot.
7. We have a clear path to commercialization, with recurring revenues from "RaaS" subscriptions.

Our Team



Harry Kloor CEO, Founder

Robot designer, earned 2 Ph.Ds simultaneously, co-founder of XPrize, Chair of 100 Year DARPA mission, writer for Star Trek Voyager, sold last company to Celularity.

We believe the future is in AI and robotics to unlock new levels of human achievement. We care because we know how intelligent robots can positively impact our world.



William Fisher COO and Board Member

William Fisher is one of the first generation video game designers, starting at Mattel in 1981. His interests range from strategy games to simulation-based training and AI design to security to usability and UX. He has helped start several companies.



John Best CFO, CIO and Board Member

John Best serves as CFO and CIO. Best is focusing on AI, data analytics, security, infrastructure, and simulation platforms. Best also brings expert leadership skills to the team.



Rayna Papali VP of Metaverse and Planning

Over 20 years in industrial engineering and XR development. Part of Boeing 777 redesign team.



Michael David Ward Head Design Officer

25+ Years Graphic and Industrial Design. Technical Writer and Illustrator for Hewlett Packard Inc. Founder and Creative Director for multi-million dollar apparel company. Internationally renowned fine artist.



Ray Kurzweil Head of AI, Founder, Advisor

Director of Engineering for Google. World's top futurist. Best selling Author.



Dean Kamen Tech Advisor

Over 40 years founding and leading technology companies including FIRST, DEKA, Mobius Bionics, Inventor of the Segway, iBOT, and Slingshot. More than 1,000 patents granted.



Tony Robbins Business Advisor

World #1 Motivational speaker and life coach. Created and runs an empire of 50 companies with 5 billion in annual revenue. Author of many best-selling books.



Dr. Robert Hariri Medical Advisor

Accomplished neurosurgeon, biomedical scientist, and pilot. Adjunct Professor of Neurosurgery at Cornell University.



Jim Gianopolus Head of Business

45+ years leading the world's biggest entertainment businesses. Former Chairman and CEO of Fox Studios and Paramount Pictures.



Dr. Paul Jacobs 5G Advisor

Inventor with more than 70 patents, Former CEO and Chairman of Qualcomm, one of the world's leading experts in 5G and mobile technology.



Dr. Babak Kateb Head of Brain Mapping

Neuroscientist and MD. Founder and CEO of Society for Brain Mapping and Therapeutics. Director of the Brain Mapping Foundation, Director of National Center for Nano-Bio-Electronics.



Rony Abovitz Head Strategic Advisor

Founder of robotics and VR companies, including MAKO Surgical Corporation and Magic Leap. Sold MAKO for $1.65 Billion.



Richard Garriott de Cayeux Strategic Business Liaison

Over 50 years leading video game development. Astronaut, author, and entrepreneur. Considered one of the top video game developers in the world. Created Ultima game series. President of the Explorer's Club.



Neil Jacobstein AI Advisor

Chair of AI and Robotics Track at Singularity University. Founding editorial board with AAAS Science Robotics.



Stewart Coulter Head of Robotics and Technology

Over 20 years leading engineering teams including Bosch, DEKA, and BAE. Led the creation of iBOT and Luke Arms at DEKA.

INVEST IN THE FUTURE


INVEST NOW IN
BEOMNI™
HTTPS://WWW.WEFUNDER.COM/BEOMNI
BEYOND
IMAGINATION

Exciting Developments from 2022

- We were granted our 8th US patent – the most comprehensive to date

- We were granted **our 8th US patent** – the most comprehensive to date
- We were featured at the Future Investment Initiative conference in Riyadh; the Saudi Public Investment Fund paid over $200K to bring us and the robot for three days of live on-site demonstrations
- We signed an agreement with **Cobotic Surgical, Inc. (CSI)**, founded by inventor Rony Abovitz (founder of Mako Surgical Robotics and Magic Leap) and top orthopedic surgeon Dr. Martin Roche
- Through CSI, we secured interest from numerous hospitals and from key US medical companies Stryker and Zimmer in our surgical robots
- We **streamlined our proprietary VR control systems**, eliminating nearly all equipment other than the VR headset
- We were featured at the Explorers Club in New York City, at multiple events
- We were one of only two technology companies at the Explorers Club gala (the other being Blue Origin)
- We demonstrated our high-performance remote-control technology in a **coast-to-coast live demo over three days**, connecting events in Beverly Hills and New York
- We developed new networking technology that works efficiently on any systems – even ones where we are a guest user
- We continued to advance our AI Brain training system
- We demonstrated the ability for a single Pilot to operate the robot while one or more Passengers observe

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The future of the workforce is here today.

Beyond Imagination has developed a revolutionary **AI-powered humanoid robot** that can autonomously perform a wide range of manual labor and technical skilled jobs. Our product, "**Beyond Manpower**," offers a cost-effective solution for businesses looking to reduce labor expenses, improve productivity, and eliminate training costs. Our first application is in the healthcare field, where the robot is being trained to become a surgical tech.

We have received interest in advance orders and potential investments from many of the largest hospital systems and two of the largest medical device makers, Zimmer Biomet and Stryker.

NYC HEALTH + HOSPITALS NYU Langone Health Stanford MEDICINE

Our long-term goal is to expand into various industries such as manufacturing, hospitality, retail, logistics, and more. The potential market for this technology is in the trillions of dollars. As Elon Musk has stated, robots like ours will be as valuable as cars. With our system, any worker can train the AI brain by using only a VR headset, without the need for gloves or other equipment. The AI brain then learns from the data gathered to perform the job.

Product Overview

- Proprietary "AI Brain" that will learn from human pilots and evolve to full autonomy across industries
- Piloted and trained via the company's proprietary VR and haptic glove/sensory system
- Highly advanced, dexterous arms, hands, and wrists
- Fully Mobile system. All-terrain, stabilized via advanced gyroscope system that can rise up from 5' 2" to 6' 2" in height
- Stereo + 360-degree vision
- Eight issued patents, with more pending
- Key business partnerships already in place

Value Creation and Capture Business Model

Robots as a Service (RaaS): one simple monthly payment includes everything: the Beomni robot, the Cloud Platform, AI Brain and any needed maintenance

- Each Beomni replaces at least 2.8 workers, saving up to 75% in labor costs
- Labor costs decrease over time with economies of scale
- Once a skill or occupation is learned, any number of AI robots can have that

skill

- New workers need no training and no signing bonus. They never quit, and all perform at peak efficiency from the start

Forward-looking projections cannot be guaranteed

Our First Target Market: Surgical Assist Robots

Beomni robots in the operating room will provide "surgical tech" services, handing off scalpels, forceps, sponges and other tools to the surgeon in a timely, reliable and efficient manner

We are partnered with **Cobotic Surgical, Inc. (CSI)**, founded by surgeon Dr. Martin Roche and by Rony Abovitz, creator of Mako Robotics and Magic Leap.

CSI has already lined up four hospitals for early deployment of Beomni robots. Once Beomni establishes itself to perform duties as surgical techs and cleaning techs, CSI then intends to expand into nursing robots and laboratory techs

Return on Investment: Robots as a Service (RaaS)

	Training Cost, Each	Signing Bonus, Each	Pay, Benefits, and Continuing Ed, Each	Employment Duration	Seven-Year Cost, Each	Total Cost for All Personnel
2.8 Human Surgical Techs	$43,000	$25,000	$83,000	4 years	$700,000	$1,960,000
One Beomni Surgical Tech	$0	$0	$73,000	7 years	$508,000	$508,000
					BEOMNI SAVINGS	$1,452,000

One Beomni can work two full shifts, seven days a week, replacing 2.8 human workers.

Beomni cuts costs by nearly $1.5M per operating roomover the projected 7-year life of the robot – $207K per year per OR per Beomni. Much of the revenue is from high-margin software and AI licenses:

- $2,338 Financed monthly cost ($150K cost, 8% interest, 7 years)
- $2,500 AI Brain and Cloud Platform monthly cost
- $1,200 Monthly all-inclusive maintenance contract
- $6,038 **TOTAL per month** ($73K per year)

We plan to deploy our first units quickly into this market – two years after the close of this funding round.

Forward-looking projections cannot guaranteed.

Business Highlights

Business Highlights

Founded in 2018 by Dr. Harry Kloor, Ray Kurzweil, Dean Kamen, Tony Robbins, and others, Beyond Imagination has developed one of the world's **leading general-purpose AI humanoid platform**, Beomni, with the goal of **reinventing the world's workforce** and creating a future where everyone can have a prosperous, healthy, productive life

The company has a group of **outstanding employees and Executive Advisors** that are proud to support Beomni in all aspects of its business

The company has a **solid patent portfolio** and numerous proprietary technologies that give it significant competitive advantages in the market

Business has been **largely bootstrapped to date**, raising $4.2M across two seed rounds, and $1.2M in our open Safe Note round

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High RaaS Margins + Enormous Growth Potential = High ROI

"Robots as a Service" mean high-margin AI Brain/Cloud Platform license fees and Maintenance Contract fees that rise in time to over 50% of total revenues

Economies of scale will drive the percentage of these high-margin recurring revenues higher and higher.

Margin by 2028 > 41%

Margin by 2033 > 60%

We project revenue of nearly 1 billion dollars by 2027

As a manufacturer of hardware+software products, we will require enough funding to complete development of all components and then initiate deliveries to customers. We project 100 units in 2 years, 500 in Year 3 and 2,500 in Year 4, at which point we project profitability. This will require approximately $60M in total funding.

Forward-looking projections cannot be guaranteed.

Limitless Markets

We are focused on surgical assist robotics; from there we can grow into numerous markets:




Manufacturing
Construction
Hospitality
Healthcare
Agriculture
Dangerous Work
Retail
Logistics

The restaurant workforce makes up 10% of the overall U.S. workforce. Three in 10 restaurateurs cite staffing as a challenge. Beomni can be trained fill many of these positions.

Retail and hospitality markets are hurting for employees. There are 5.5 million retail job vacancies in the US alone, an easy application after surgical assist.

With 72% of manufacturing being done by humans today, and with rising labor costs, Beomni is set to fill millions of such jobs around the world

---

Top-Level Financials

(USD$)	2023	2024	2025	2026	2027
Net Unit Sales/Additions	5	100	500	2,500	7,500
Total Units in Service	**5**	**105**	**605**	**3,105**	**10,605**
Hardware Revenues	2,500,000	15,000,000	60,000,000	250,000,000	637,500,000
Service Contract Revenues	240,000	1,512,000	6,969,600	29,808,000	86,536,800
Subscription Revenues	175,000	2,362,500	13,794,000	71,415,000	243,384,750
Revenues	**$2,915,000**	**$18,874,500**	**$80,763,600**	**$351,223,000**	**$967,421,550**
COGS	2,500,000	13,200,000	52,500,000	223,125,000	568,968,750
Gross Profit	**$415,000**	**$5,674,500**	**$28,263,600**	**$128,098,000**	**$398,452,800**
General & Admin	3,000,000	6,000,000	9,000,000	12,000,000	19,348,431
Maintenance	87,450	566,235	2,422,908	10,536,690	29,022,647
Sales & Marketing	3,000,000	4,000,000	5,000,000	12,000,000	29,022,647
Research & Dev	20,000,000	24,000,000	30,000,000	35,000,000	96,742,155
Deprec & Amort	1,457,500	3,303,038	2,826,726	5,268,345	9,674,216
Total Expenses	**$27,544,950**	**$37,869,273**	**$49,249,634**	**$74,805,035**	**$183,810,095**
Capex	$2,915,000	$6,606,075	$5,653,452	$10,536,690	$19,348,431

Forward-looking projections cannot be guaranteed

IMPACT – Saving Lives

Beomni can take over **dangerous and dirty jobs**

- These jobs are vital to the largest sectors of the economy – agriculture, construction, manufacturing, mining, logistics, etc.

- The World Health Organization (WHO) and International Labor Organization (ILO) estimate 1.9 million lives are lost per year to occupational hazards globally.
- Beomni will save lives by filling millions of vacant elder-care jobs.
- Beomni can also save lives by addressing the growing crisis in nursing care, where not enough nurses are available

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Management Team

Dr. Harry Kloor, Founder and CEO

Founded Beyond Imagination in 2018 and is a successful serial entrepreneur, inventor, scientist, technologist, educator, policy advisor, author, and Hollywood filmmaker.

Has worked with a large number of scientific organizations, universities, and companies to advance exponential technologies ranging from robotics, holographic capture, virtual and augmented reality, artificial intelligence, deep machine learning, sensor networks, IOT, and more.

Recently exited from Stem CC, a company he co-founded.

William Fisher, COO

Currently serves as Beyond Imagination's COO and maintains an active role guiding the company's projects and operations.

Has experience across a wide variety of industries from commercial software, gaming, military and custom electronics, specializing in delivering robust, secure and reliable commercial products.

Previously on Mattel Electronics Intellivision game system. Has developed simulation projects and logistics training software for the US Army and other armed forces around the world. Focusing now on the Beomni Cloud Platform.

John Best, CIO and CFO

Has served as Beyond Imagination's CIO and CFO since 2019.

Expertise includes data analytics, security, infrastructure, and AI; deep background in networking, vision solutions, and high-availability systems.

Spent majority of career as CTO of Wescom Credit Union and other banking and technology companies and is playing an active role in the design and development of the robot.

Ray Kurzweil, Founder, Investor and Executive Advisor

Co-Founder of Beyond Imagination alongside Dr. Harry Kloor.

Worked with Larry Page on natural language processing at Google, and received a Grammy in 2015 for his technical and creative accomplishments.

Consistently seen as a thought leader through his books and appearances, with extensive knowledge in optical character recognition, text-to speech synthesis, speech recognition and artificial intelligence.

Executive Advisors and Advisory Board

We are backed by a team of world-class advisors across a variety of industries who are ready to support the company in its next stage of growth.


Neil Jacobstein
AI and Robotics Chair, Singularity University
Tony Robbins,
Life Coach and Author
Paul Jacobs,
Former CEO Qualcomm
Dean Kamen
Founder DEKA/First Inventor, Engineer
Jim Gianopulos,
Former CEO of Fox and Paramount
Andrew Nikou,
Founder/CEO OpenGate Capital
Dr. Robert Hariri,
CEO and Founder of Celularity
Dr. Babak Kateb
Chairman/CEO, Society for Brain Mapping and Therapeutics
Skip Brittenham,
Attorney, Founder of Ziffren Brittenham LLP
Dr. Tony F Chan
President of KAUST

Summary

Beomni both **creates** and **captures** massive value

Excellent margins and huge growth potential

This is a real market -- open to whoever captures it. We have real partners and first-mover advantage

Projected initial **deployment in two years** after receipt of full Series A funding

Forward-looking projections cannot be guaranteed

We are changing the world.

Join us today.

We are diligently working to secure funding from a diverse array of qualified investors. With the potential for our company to reach great heights of success, we

investors. With the potential for our company to reach great heights of success, we are running this Wefunder campaign to provide all individuals with the opportunity to be a part of our journey.





Frequently Asked Questions

Describe Beomni's market impact

- Beomni addresses personnel shortages in critical industries by tackling high-demand jobs plus jobs that are simply dirty, dangerous and poorly compensated
- For example, surgical techs are very hard to hire, train and retain; Beomni can do their work more efficiently and for far less money
- Similarly, many jobs like bio-manufacturing require highly trained personnel to perform exacting but repetitive and boring work; Beomni is ideal for precision work
- Beyond healthcare, many other applications exist in fields ranging from manufacturing and logistics to hospitality, restaurants, agriculture, and more

What is the expected break-even year and what has to happen to get there?

- Our business plan projects break-even by Year 5
- The plan assumes development of market-ready baseline units after two years, with conservative estimates of 100 deployed after two years and 500 after three years
- Revenues are projected to come from multiple sources: advance licensing payments from our surgical VAR plus hardware leases and ongoing maintenance contracts and AI/Cloud Platform licensing fees

Forward-looking projections cannot be guaranteed

How will the revenue mix between hardware and recurring revenue shift over time?

- Our three major revenue streams are shown in the chart below: hardware

leases, service contracts and AI/Cloud Platform licensing subscriptions

- By Year 3, 25% of revenues will be from recurring service and licensing fees
- By Year 5, as numbers of units in service drive increases in recurring revenue, we project this to rise to 34%
- Ultimately, our model shows recurring revenues reaching 1/2 of the total by Year 10

(USD$)	2023	2024	2025	2026	2027
Hardware Revenues	86%	79%	74%	71%	66%
Service Contract Revenues	8%	8%	9%	8%	9%
Subscription Revenues	6%	13%	17%	20%	25%

Forward-looking projections cannot be guaranteed

What is the approach to modularity, manufacturing and cost containment at scale?

- We will develop a "core" robot that incorporates all critical Beomni capabilities in a common platform that can be extended for specific applications (custom arms, vision systems and so on)
- We are designing each component from the start with a focus on manufacturability, supply chains and opportunities for cost reductions as scaling occurs
- We do not need custom silicon or other capital-intensive solutions

Can you point to a senior business hire to drive this process?

- Stewart Coulter headed robot engineering at DEKA and was a key decision-maker in the commercialization of their products; he will join once funding is secured
- Additionally, current COO William Fisher has played a central role in designing, developing and bringing to market several complex hardware+software systems and medical devices

What is the R&D strategy long-term?

- R&D is front and center for this company. We have an excellent head start and intend to fund R&D in a manner that creates significant, multiple barriers to competition
- We have a clear long-term product vision, so R&D will be directed at specific goals
- We will continue to add to our patent portfolio, in the US and internationally

Is the sales and marketing strategy largely through channel partners or resellers like Cobotic Surgical, Inc?

- We expect to partner with highly experienced vertical resellers like CSI who can offer not only sales channels but also serious, meaningful input into product development
- Working with such partners ensures that we will be able to address unique, market-specific requirements like HIPAA and FDA regulations in a timely and efficient manner

What is the expected time for FDA approval?

- We are a Class I (minimal risk) device and qualify for the 510(k) Third Party Review Program. This means we can anticipate FDA approval in a very prompt manner
- We have multiple team members and advisors with FDA medical device experience

What will proceeds be used to pay for?

- Top priority is building a market-ready device for a target 24-month initial release following Series A; a large share of funds will be dedicated to R&D, including design-for-manufacturing
- Key new hires will ensure that our hardware, software and security teams have solid leadership
- Early units will be deployed for trials as quickly as possible in advance of full sales; this will both assist in product development and bring in service/license revenues
- Modest funds will be put toward marketing, most of which will target product awareness in highly targeted markets and event coverage by major press outlets
- G&A will be kept to a minimum, with routine services outsourced wherever practical. Small offices will be established only where needed

Current budget projections in these areas are:

(USD$)	2023	2024	2025	2026	2027
General & Admin	11%	16%	18%	16%	11%
Maintenance	0%	1%	5%	14%	16%
Sales & Marketing	11%	11%	10%	16%	16%
Research & Dev	73%	63%	61%	47%	53%
Other	5%	9%	6%	7%	5%

Forward-looking projections cannot be guaranteed

Everybody loves Beomni


FUKUOKA
Smart
EAST



Our debut wowed and amazed crowds at the Consumer Electronics Show in January 2022.


Making Human Connections
BEOMNI™
www.beomni.ai
1. Temperature Check
2. The Human Pilot
3. Meeting with Patients
4. Remote Doctor
Copyright 2022 © Beyond Imagination, Inc.

During our TRU PACE pilot, doctors and nurses alike were able to pick up the controls and pilot the robot with ease. After just a few minutes, they were taking temperatures of patients and holding remote conversations.


Everybody Loves
BEOMNI™
www.beomni.ai
1. Staff Loves Beomni
2. Drs. Kloor and Wensel
3. Thumbs Up
4. Yes, Robots Can Dance
Copyright 2021 © Beyond Imagination, Inc.

Patients aged 65 to 99 eagerly interacted with the robot, because we designed it to be approachable and non-threatening.

We believe we are changing the world

We believe we are changing the world.

Join us today.